Exhibit 99.3

August 20, 2021

Live Oak Acquisition Corp. II

40 S. Main Street, #2550

Memphis, TN 38103

Consent to Reference in Proxy Statement/Prospectus

Live Oak Acquisition Corp. II (the “Company”) is filing a Registration Statement on Form S-4 with the U.S. Securities and Exchange Commission under the Securities Act of 1933, as amended (the “Securities Act”). In connection therewith, the undersigned hereby consents, pursuant to Rule 438 of Regulation C promulgated under the Securities Act, to being named and described in the proxy statement/prospectus included in such Registration Statement as a future member of the board of directors of the Company, such appointment to commence immediately after the effective time of the business combination described in the proxy statement/prospectus.

Sincerely,

/s/ Brian Long
Printed Name:	Brian Long